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[LOGO OF WILLKIE FARR & GALLAGHER LLP.]

                                                  1875 K Street, NW
                                                  Washington, DC 20006-1238
                                                  Tel: 202 303 1000
                                                  Fax: 202 303 2000

VIA EDGAR

August 9, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re: iShares Trust
         (Securities Act File No. 333-92935;
         Investment Company Act File No. 811-09729)
         Post-Effective Amendment No. 96

Ladies and Gentlemen:

On behalf of the iShares Trust (the "Trust"), we hereby transmit for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940 (the "1940 Act"), Post-Effective Amendment No. 96 (the "Amendment") to the Trust's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding two new funds to the Trust: iShares S&P Global Infrastructure Index Fund and iShares S&P Global Listed Private Equity Index Fund (each a "Fund," collectively, the "Funds"). The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the "Staff") in its review of the Registration Statement.

(1)Investment Objectives and Policies

The iShares S&P Global Infrastructure Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Global Infrastructure Index (the "Underlying Index"). The Underlying Index is designed to track the performance of the stocks of large infrastructure companies around the world. The Underlying Index includes companies involved in utilities, energy and transportation infrastructure, such as the management or ownership of oil and gas storage and transportation; airport services; highways and rail tracks; marine ports and services; and electric, gas and water utilities.

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The iShares S&P Global Listed Private Equity Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Listed Private Equity Index (the "Underlying Index"). The Underlying Index is designed to track large private equity companies listed on exchanges in developed markets countries. The Underlying Index includes public companies that S&P characterizes as engaging in the private equity business, such as venture capital and leveraged buyout firms and business development companies that typically make direct equity investments as well as provide loans to privately held companies. Some private equity companies take substantial ownership position in their portfolio companies and may provide significant managerial assistance to them.

(2)Material Changes from Recent Filings

Each Fund's description of its investment strategy (i.e., the Fund tracks a specific benchmark) and risk factors are specific to each Fund.

(3)Portions of Prior Filings Similar to, or Precedent for, the Current Filing

Each Fund's descriptions of its shares, investment manager and other attributes under the headings "Management" "Shareholder Information" and "Distribution," included in the Prospectus and under the headings "Proxy Voting," "Continuous Offering," "Management," "Brokerage Transactions," "Portfolio Holdings Information," "Taxes," "Determination of NAV," "Dividends and Distribution," "Financial Statements" and "Miscellaneous Information," included in the Statement of Additional Information are substantially similar to the corresponding descriptions contained in the Prospectus and Statement of Additional Information of iShares S&P World ex-U.S. Property Index Fund included in the Post-Effective Amendment No. 93 filed pursuant to Rule 485(b) on behalf of iShares Trust, which was filed on July 30, 2007.

                                 *  *  *  *  *

The operations of the Funds, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff./1/

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
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Benjamin J. Haskin

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/1/   See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984)